K EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
2009 MAR 25 A 7:07
OFFICE OF INTERNATIONAL

12g3-2(b) File No.82-4922

Ref. No. OS.055/2009

March 9, 2009

09045596

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Mar 9, 09

3/25

2. Transaction Date

KBank Board of Directors meeting (only the directors with no conflict of interest in this transaction attended and voted in the meeting, while the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote, and did not receive any relevant document) has considered and resolved to propose to the Shareholders Meeting for the approval on the acquisition of the additional ordinary shares of MTFH, the decision to enter into the connected transaction and the relating or necessary procedures to complete the transaction. The major points of the resolution are as follows;

2.1 To approve KBank to acquire Muangthai Fortis Holding Company Limited's additional ordinary shares, in the total amount of 19,191,635 shares, at a 'share acquisition price' and 'price per share' calculated by the following formula:

Share acquisition price = Not more than Baht 7,244 Million (calculated from the value of MTL and MTI for the part in which MTFH holds shares in), plus cash and assets, minus liabilities of MTFH, at the closing date of the transaction.

Price per share = share acquisition price, divided by the total amounts of share to be purchased by KBank of 19,191,635 shares,

As part of the transaction, MTL is required to obtain an approval from the Office of Insurance Commission (the "OIC") to distribute dividend to its shareholders. Such approval is currently under review by OIC. Once approval is obtained, MTL will distribute dividend to MTFH and other shareholders. Subsequently, MTFH will distribute dividend to KBank and other shareholders. The approval from OIC and dividend payment process is part of the required steps in the transaction. Under such circumstances, the net share acquisition price (Total price for the acquired shares minus dividend received by KBank) will not exceed the share acquisition price indicated in the above formula.

and to approve to proceed with the connected transactions with the connected persons of KBank, in the acquisition of the abovementioned shares, the details are as follows:

- To subscribe or purchase of the ordinary shares issued through capital-increase by MTFH in the proportion of shareholding, as well as the ordinary shares left unsubscribed by the existing shareholders, in the total of 3,865,949 shares. Price per share is calculated according to the above formula (MTFH has the connected persons of KBank holding shares and having control power in MTFH).
- To acquire MTFH shares from the existing shareholders, namely Fortis Insurance International N.V. ("Fortis")[1], Swiss Reinsurance Company Ltd. ("Swiss Re"), and other shareholders who are not KBank's connected person, for 9,621,886 shares, at the price per share calculated according to the above formula.
- To acquire MTFH shares from existing shareholders who are KBank's connected persons for 5,703,800 shares, at the price per share calculated according to the above formula.
- To negotiate, enter into agreements or contracts with persons, and/or connected persons in the matters connected to the acquisition of the MTFH additional ordinary shares, or other agreements that are necessary or connected to the transaction, the management or the operation of business.

[1] Fortis is still a shareholder and alliance with MTFH, MTL and MTI.

In this respect, the price of MTFH shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment resulting from the effects of variations in the book value of Muangthai Broker Company Limited ("MTB") as of March 31, 2009; and variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

The calculated value of the transactions for the acquisition of the new ordinary shares issued through capital increase by MTFH, and the acquisition of MTFH shares from the existing shareholders who are the connected persons of KBank, which falls into the ambit of a connected transaction, is approximately Baht 3,612,160,285 in total[2] which exceeds 3% of KBank's total net tangible assets. KBank is required to disclose information pertaining to its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions.

(The details of the connected person of KBank are available in clause 8 of this Information Memorandum)

8.2 The purchase of MTFH's shares from the existing shareholders who are KBank's connected persons, in total of 5,703,800 shares, with the price per share calculated based on the specified calculation method (details of which are stipulated in clause 2.1 of this Information Memorandum). The details are as follows:

Connected Persons	Number of shares sold	Relationship with KBank	Shareholding Proportion in KBank as of September 11, 2008
The estate administrator of Mr. Bancha Lamsam	463,166	Thanpuying M.R. Sam-aungvarn Lamsam, mother of CEO of KBank, is the estate administrator	-
Phatra Samphant Co., Ltd.	1,232,515	Mr. Banyong Lamsam, Chairman of KBank, Mr. Banthoon Lamsam, CEO of KBank, and their relatives hold shares together more than 20% of the total issued shares of this company	0.23%
Nithi Thamrong Co., Ltd.	38,922	Mr. Banthoon Lamsam, CEO of KBank, and his relatives hold shares together more than 30% of the total issued shares of this company	0.03%
Prutthithada Co., Ltd.	49,301	Mr. Krisada Lamsam, EVP of KBank and his relatives hold shares together more than 30% of the total issued shares of this company	0.02%
Ms. Chanatip Chutrakul	18,163	Sibling of Mr. Banyong Lamsam, Chairman of KBank	-
Aran Ordinary Partnership	350,992	Relative of Ms. Sujitpan Lamsam, Director of KBank, is a	0.15%

[2] This calculation is based on the preliminary value of the abovementioned transaction of Baht 7,244 Million, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares.

Connected Persons	Number of shares sold	Relationship with KBank	Shareholding Proportion in KBank as of September 11, 2008
		partner of this Ordinary Partnership	
Traisith, Group of Persons	351,826	Relative of Ms. Sujitpan Lamsam, Director of KBank, is a partner of this Group of Person	0.13%
Mr. Pairote Lamsam	920,001	Father of Mr. Krisada Lamsam, EVP of KBank	0.09%
Mr. Banyong Lamsam	622,744	Chairman of KBank	0.13%
Ms. Supanya Lamsam	351,595	Sibling of Ms. Sujitpan Lamsam, Director of KBank	0.15%
Mr. Banthoon Lamsam	56,825	Chief Executive Officer of KBank	-
Thanpuying M.R. Sam-aungvarn Lamsam	154,908	Mother of Mr. Banthoon Lamsam, CEO of KBank	0.25%
Pol. Gen. Pow Sarasin	15,569	Vice Chairman of KBank	0.01%
Khunying Chatchani Chatikavanij	45,408	Sibling of Mr. Banyong Lamsam, Chairman of KBank	-
Ms. Supawan Panyarachun	56,825	Sibling of Mr. Banthoon Lamsam, CEO of KBank	0.09%
Ms. Chujit Sibunruang	55,787	Sibling of Mr. Banyong Lamsam, Chairman of KBank	-
Ms. Sumanthana Mokkavej	367,426	Sibling of Ms. Sujitpan Lamsam, Director of KBank	0.01%
Ms. Rujiraporn Wanglee	350,992	Sibling of Ms. Sujitpan Lamsam, Director of KBank	0.18%
Mr. Yutti Lamsam	200,835	Sibling of Mr. Banyong Lamsam, Chairman of KBank	0.01%
Total direct and indirect connected persons	**5,703,800**		

The price of MTFH shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muangthai Broker Company Limited ("MTB")'s book value as of March 31, 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

The calculated value of the transactions for the acquisition of the new ordinary shares issued through capital-increase by MTFH, and the acquisition of MTFH shares from the existing shareholders who are the connected persons of KBank, which falls into the ambit of a connected transaction, is

approximately Baht 3,612,160,285 [5] in total which exceeds 3% of KBank's total net tangible assets. KBank is required to disclose information pertaining to its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions.

In this respect, the directors who have an interest are Mr. Banyong Lamsam, Pol. Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend the Board of Directors meeting on agenda relating to the acquisition of MTFH's additional ordinary shares, had no right to vote at such, and had not received any relevant document.

9. Opinion of the Board of Directors

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED ("KBank") No.2/2552 held on February 26, 2009 (only the directors with no conflict of interest in this transaction attended and voted in the meeting, while the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol. Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote, and did not receive any relevant document) has considered and resolved for an approval of investment expansion plan in Muang Thai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares of Muangthai Fortis Holding Company Limited ("MTFH"), which is a Thai company holding shares in MTL for 75% of the total shares issued by MTL. The investment is for KBank to increase its shareholding in MTFH up to approximately 51% of the total shares issued by MTFH, which will result in KBank holding approximately 38.25% of the economic interest in MTL. The Board of Directors resolved to propose to the Shareholders Meeting the plan to acquire additional shares of MTFH, entering into the connected transaction, and other relevant and necessary actions.

After taking into consideration KBank's strategic direction, the Bank's study on benefits from life insurance business expansion, and MTFH's shareholders' interest in selling MTFH shares only, the Board of Directors considered the appropriateness in purchasing additional ordinary shares of MTFH. The purchase will be made by subscribing or purchasing of the ordinary shares issued through capital-increase by MTFH, and acquiring shares from the existing shareholders, in the total amount of 19,191,635 shares, at a 'share acquisition price' and 'price per share' calculated by the following formula:

Share acquisition price = Not more than Baht 7,244 Million (calculated from the value of MTL and MTI for the part in which MTFH holds shares in), plus cash and assets, minus liabilities of MTFH, at the closing date of the transaction.

Price per share = share acquisition price, divided by the total amounts of share to be purchased by KBank of 19,191,635 shares,

As part of the transaction, MTL is required to obtain an approval from the Office of Insurance Commission (the "OIC") to distribute dividend to its shareholders. Such approval is currently under review by OIC. Once approval is obtained, MTL will distribute dividend to MTFH and other shareholders. Subsequently, MTFH will distribute dividend to KBank and other shareholders. The approval from OIC and dividend payment process is part of the required steps in the transaction. Under such circumstances, the net share acquisition price (Total price for the acquired shares minus dividend received by KBank) will not exceed the share acquisition price indicated in the above formula.

The price of MTFH shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of Muangthai Broker Company Limited ("MTB")'s book value as of March 31, 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction. In this regard, the valuation of MTFH share price has been evaluated by actuarial

[5] This calculation is based on the preliminary value of the abovementioned transaction of Baht 7,244 Million, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares.

methodology, which is the discounted cash flow method that estimates value of insurance company's current and future business, compared with other deals comparable from life insurance companies acquisition cases in the past 1-2 years in Thailand and Asian countries with similar industry landscape. The Board of Directors is of the opinion that, due to the fact that Thailand's life insurance policy purchase rate is still low compared to average purchase rate in other countries, and the financial market situation and supportive governmental policies, coupled with KGroup's strength, the acquisition of shares at the abovementioned price will bring a satisfactory return in a long run.

In this matter, the Board of Directors has adhered to the ultimate benefits of KBank and its shareholders to ensure that the studies of life insurance business expansion was done with extreme consideration and that the Board of Directors is confident that it has been protecting the Bank's and its shareholders' interest with extreme care.